Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2017 FINANCIAL RESULTS AND FLEET EMPLOYMENT UPDATES

ATHENS, GREECE – (Marketwired) – 4/28/17 – Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping partnership, today released its financial results for the first quarter ended March 31, 2017.

The Partnership’s net income for the quarter ended March 31, 2017 was $12.3 million compared with $12.1 million for the first quarter of 2016 and $13.7 million for the previous quarter ended December 31, 2016. After taking into account the preferred interest in net income attributable to the unit holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of March 31, 2017 (the “Class B Units” and the “Class B Unitholders”), and the interest attributable to the general partner, net income per common unit for the quarter ended March 31, 2017 was $0.08, unchanged compared to the first quarter of 2016 and $0.09 for the previous quarter ended December 31, 2016.

Operating surplus prior to capital reserve and Class B Units distributions for the quarter ended March 31, 2017 amounted to $32.7 million, a decrease of 0.3% compared to $32.8 million for the first quarter of 2016 and a decrease of 3.8% compared to $34.0 million for the previous quarter ended December 31, 2016. We allocated $14.6 million to the capital reserve during the first quarter of 2017, unchanged compared to the previous quarter. As announced on April 26, 2016, the Partnership intends to make quarterly allocations to a capital reserve for the foreseeable future to fully provide for the debt repayments coming due under our credit facilities (other than the 2015 credit facility) through the end of 2018. Operating surplus after the quarterly allocation to the capital reserve and distributions to the Class B Unitholders was $15.3 million for the first quarter in 2017. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenues for the first quarter of 2017 reached $60.3 million corresponding to an increase of 4.0% compared to $58.0 million during the first quarter of 2016. The increase in total revenues was primarily a result of the expansion of our fleet and the lower number of off-hire days during the first quarter of 2017, partly offset by the lower charter rates earned by certain of our vessels compared to the first quarter of 2016.

Total expenses for the first quarter of 2017 were $41.9 million compared to $40.0 million in the first quarter of 2016. Total vessel operating expenses during the first quarter of 2017 amounted to $19.6 million, an increase of 1.6% compared to $19.3 million during the first quarter of 2016. The increase primarily reflects the expansion of our fleet. Total expenses for the first quarter of 2017 include vessel depreciation and amortization of $18.5 million compared to $17.5 million in the first quarter of 2016, corresponding to an increase of 5.7%, also attributable to the expansion of our fleet. General and administrative expenses for the first quarter of 2017 increased to $1.4 million, compared to $1.3 million in the first quarter of 2016.

Total other expense, net for the first quarter of 2017 was $6.1 million compared to $5.9 million in the first quarter of 2016. Total other expense, net includes interest expense and finance costs of $6.4 million for the first quarter of 2017, compared to $6.1 million in the first quarter of 2016. The increase primarily reflects the increase in the average amount of debt outstanding and the increase in the LIBOR weighted average interest rate compared to the same period in 2016.

As of March 31, 2017, total partners’ capital amounted to $931.5 million, an increase of $3.7 million compared to $927.8 million as of December 31, 2016. The increase primarily reflects net income for the quarter ended March 31, 2017 and the net proceeds from the issuance of common units under our at-the-market equity offering (the “ATM offering”), partly offset by distributions declared and paid during the first quarter of 2017 in the total amount of $12.8 million.

Total cash as of March 31, 2017 amounted to $142.4 million, including $18.0 million of restricted cash under our credit facilities.

As of March 31, 2017, the Partnership’s total debt decreased by $4.3 million to $600.7 million, compared to $605.0 million as of December 31, 2016 due to scheduled loan principal payments during the first quarter of 2017.

Fleet Employment Update

The Partnership has agreed with Pacific International Lines (‘PIL’) to extend the time charters of the M/V ‘Archimidis’ (108,892 dwt / 8,266 TEU, container carrier built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) and the M/V ‘Agamemnon’ (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) for an additional year (+/- 30 days) at similar levels to their previous employment. The new charters were agreed early in the first quarter of 2017 in direct continuation of the vessels’ present charters. The M/V ‘Archimidis’ commenced her new charter in April 2017 and the M/V ‘Agamemnon’ is expected to commence the new charter in May 2017.

The M/T ‘Amoureux’ (149,993 dwt, Crude Oil Carrier, built 2008, Universal Shipbuilding, Japan) has secured one year employment (+/- 30 days) with Capital Maritime at a gross daily rate of $22,000. The new charter commenced in April 2017. The vessel was previously earning $29,000 gross per day under a two-year charter with Stena Bulk AB.

As a result of the new charters listed above, our charter coverage for 2017 and 2018 has increased to 85% and 50%, respectively.

Quarterly Common and Class B Unit Cash Distribution

On April 20, 2017, the Board of Directors of the Partnership declared a cash distribution of $0.08 per common unit for the first quarter of 2017 payable on May 12, 2017 to common unit holders of record on May 5, 2017.

In addition, on April 20, 2017, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the first quarter of 2017, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The first quarter of 2017 Class B Unit cash distribution will be paid on May 10, 2017 to Class B Unitholders of record on May 3, 2017.

Market Commentary

Product & Crude Tanker Markets

Overall, product tanker spot rates remained at relatively low levels for the most part of the first quarter of 2017, with spot rates rebounding towards the end of the quarter. In the West, during the first part of the quarter, U.S. refinery turnarounds and producers switching out from winter grades reduced cargo availability and kept rates under pressure. In addition, the gasoline arbitrage from Europe to the US Atlantic Coast was closed due to near record high stocks levels in U.S. East Coast and had a negative impact on medium-range tanker (“MR”) chartering activity. Nevertheless, the market in the West experienced a strong recovery in March, as U.S. refineries returning from maintenance along with increased gasoline imports to West Africa and to the U.S. exerted upwards pressure on rates. As a result, rates ex U.S. Gulf reached a one-year high towards the end of the quarter. In the East, the market improved modestly on the back of the commissioning of new refinery capacity in the Middle East and firm Chinese gasoline exports.

In the period market, activity and short term charter rates increased marginally in the first quarter of 2017 compared to the previous quarter, but remained close to historically low levels as a result of the weak spot market overall.

On the supply side, there was minimal activity in terms of new orders for product tankers and the MR product tanker orderbook currently stands at 7.1%, the lowest level on record. In addition, product tanker deliveries continued to experience significant slippage during the first quarter of 2017, as approximately 38% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts estimate that net fleet growth for MR product tankers will amount to 2.6% in 2017, below the 2016 growth rate of 4.8%. On the demand side, analysts expect growth of 1.9% in 2017, largely supported by increased intra-Asia products trade and continued growth in U.S. products exports.

Suezmax spot earnings retreated in the first quarter of 2017 compared to the preceding quarter, as the winter tanker market seasonality gradually waned, while OPEC/Non-OPEC’s oil production cut agreements had a negative impact on demand market fundamentals. Concurrently, an increased amount of newbuilding Suezmax capacity entered the market in the first quarter of 2017, which along with higher deliveries in other crude tanker segments added pressure on the market. On the positive side, a growing trend of Atlantic basin crude cargoes being moved into the Asia Pacific and firm Chinese demand partly offset pressure on the market.

Overall, the softer spot market had a negative impact on period activity as well as period charter rates.

On the supply side, the Suezmax orderbook represented, at the end of the first quarter of 2017, approximately 14.6% of the current fleet. Contracting activity continued to be subdued, in line with the previous quarters, as no Suezmax tankers were ordered during the period. Analysts estimate that slippage for the first quarter of 2017 amounted to 53% of the expected deliveries. In terms of demand, analysts expect that Suezmax tonne/miles to be supported by growth in Indian crude imports as the country continues to expand its refinery sector and also by firm Chinese crude imports, partially counterbalancing the negative impact from the oil production reduction by OPEC and some non-OPEC producers in 2017.

Neo-Panamax Container Market

After several quarters of time charter rates hovering around all-time lows, the second half of the first quarter of 2017 saw increasing charter rates for most container vessel types. The increased vessel demand and higher charter rate environment led to a decrease of the idle container fleet to approximately 4.5% from 7% at the end of the fourth quarter of 2016.

Analysts have revised their demand growth for containerized cargo for full year 2017 to 4.3% from 4.0% forecasted in previous quarter.

At the same time, the expected net fleet growth for 2017 has been revised downwards from 3.7% at the end of 2016 to 1.7%, on the back of increased newbuilding slippage and high demolition volumes year to date, as more than 200,000 TEU have been removed from the fleet since the beginning of the year. The increased slippage experienced year to date comes as a result of several of the container operators delaying the deliveries of 16,000+ TEU vessels slated for delivery in 2017 and 2018.

At the end of the first quarter of 2017, the container orderbook stood at 15.1% of the current fleet, down from 15.9% in the previous quarter, which remains at the lowest level since 1999.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are pleased to see another quarter with strong common unit distribution coverage after the quarterly allocation of $14.6 million to the capital reserve, which is intended to fully provide for the debt repayments coming due under our credit facilities (other than the 2015 credit facility) through the end of 2018.

“We continue to remain positive on the medium to long term prospects of the product tanker market, as the better supply fundamentals including the historically low orderbook, decreasing shipyard capacity and limited new ordering combined with solid demand growth should support a more sustained recovery of period rates going forward.

“The Partnership’s objective remains to further increase the long term distributable cash flow of the Partnership by pursuing additional accretive transactions going forward and by refinancing our debt.”

Conference Call and Webcast

Today, April 28, 2017, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 5, 2017 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines, Petróleo Brasileiro S.A. (“Petrobras”), Repsol Trading S.A., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, cash generation, our ability to repay external debt, future earnings, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, market and charter rate expectations, charterers’ performances, our expectations or objectives regarding future distribution amounts, our ability to repay and/or refinance our debt, our ability to pursue growth opportunities, and grow our distributions and annual distribution guidance, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three month periods ended March 31,
	2017	2016
Revenues	50,308	47,329
Revenues – related party	9,962	10,718

Total Revenues	60,270	58,047

Expenses:
Voyage expenses	2,288	1,852
Voyage expenses - related party	—	101
Vessel operating expenses	16,845	16,719
Vessel operating expenses - related party	2,783	2,616
General and administrative expenses	1,435	1,265
Vessel depreciation and amortization	18,526	17,453

Operating income	18,393	18,041

Other income / (expense), net:
Interest expense and finance cost	(6,350)	(6,097)
Interest and other income	210	158

Total other expense, net	(6,140)	(5,939)

Partnership’s net income	12,253	12,102

Preferred unit holders’ interest in Partnership’s net income	2,775	2,775
General Partner’s interest in Partnership’s net income	184	185
Common unit holders’ interest in Partnership’s net income	9,294	9,142
Net income per:
• Common unit, basic and diluted	0.08	0.08
Weighted-average units outstanding:
• Common units, basic and diluted	121,985,686	119,559,456

Total comprehensive income:	12,253	12,102

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2017	As of December 31, 2016
Assets
Current assets
Cash and cash equivalents	124,378	106,678
Trade accounts receivable, net	1,965	2,497
Prepayments and other assets	3,048	3,943
Inventories	5,913	4,761

Total current assets	135,304	117,879

Fixed assets
Vessels, net	1,350,719	1,367,731

Total fixed assets	1,350,719	1,367,731

Other non-current assets
Above market acquired charters	86,392	90,243
Deferred charges, net	3,464	4,154
Restricted cash	18,000	18,000
Prepayments and other assets	1,460	598

Total non-current assets	1,460,035	1,480,726

Total assets	1,595,339	1,598,605

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	74,764	39,568
Trade accounts payable	9,814	8,686
Due to related parties	12,420	16,095
Accrued liabilities	8,404	7,861
Deferred revenue, current	21,553	19,986

Total current liabilities	126,955	92,196

Long-term liabilities
Long-term debt, net	523,327	562,619
Deferred revenue	13,541	16,033

Total long-term liabilities	536,868	578,652

Total liabilities	663,823	670,848

Commitments and contingencies

Partners’ capital	931,516	927,757

Total liabilities and partners’ capital	1,595,339	1,598,605

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three month periods ended March 31,
	2017	2016
Cash flows from operating activities:
Net income	12,253	12,102
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	18,526	17,453
Amortization and write off of deferred financing costs	233	544
Amortization of above market acquired charters	3,851	3,475
Equity compensation expense	295	267
Changes in operating assets and liabilities:
Trade accounts receivable	532	(721)
Prepayments and other assets	33	(883)
Inventories	(1,152)	(248)
Trade accounts payable	2,299	382
Due to related parties	(3,675)	(2,844)
Accrued liabilities	805	(1,466)
Deferred revenue	(915)	(2,461)
Dry-docking costs paid	(1,030)	—

Net cash provided by operating activities	32,055	25,600

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements	(1,218)	(73,578)
Increase in restricted cash	—	(500)

Net cash used in investing activities	(1,218)	(74,078)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	3,969	—
Expenses paid for issuance of Partnership units	(9)	—
Proceeds from issuance of long-term debt	—	35,000
Deferred financing costs paid	—	(69)
Payments of long-term debt	(4,339)	(4,219)
Dividends paid	(12,758)	(32,153)

Net cash used in financing activities	(13,137)	(1,441)

Net increase / (decrease) in cash and cash equivalents	17,700	(49,919)

Cash and cash equivalents at beginning of period	106,678	90,190

Cash and cash equivalents at end of period	124,378	40,271

Supplemental cash flow information
Cash paid for interest	$6,115	$6,562
Non-Cash Investing and Financing Activities
Offering expenses included in liabilities	$97	$—
Capital expenditures included in liabilities	$989	$169
Capitalized dry docking costs included in liabilities	$111	$2,358

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items, such as depreciation and amortization expense, amortization of above market acquired charters and straight line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended March 31, 2017	For the three month period ended March 31, 2016	For the three month period ended December 31, 2016
Partnership’s net income	12,253	12,102	13,744

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	19,054	18,265	18,928
Amortization of above market acquired charters and straight line revenue adjustments	1,401	2,404	1,355

Operating Surplus prior to capital reserve and Class B Preferred Units distribution	32,708	32,771	34,027

Capital reserve	(14,644)	(14,644)	(14,644)

Class B preferred units distribution	(2,775)	(2,775)	(2,775)

Operating Surplus after capital reserve and Class B Preferred Units distribution	15,289	15,352	16,608

Increase in recommended reserves	(5,203)	(6,138)	(6,625)

Available Cash	10,086	9,214	9,983

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.